EXHIBIT 12
Statement re: Calculation of Ratios of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007	Year Ended December 31, 2006
Net income (loss) from continuing operations, less preferred dividends	$(40,895)		$(330,576)		$13,506		$101,302	$99,536
Preferred dividends	69,468		73,451		71,426		58,292	56,419
Interest expense	237,848		204,573		181,637		157,811	154,850
Earnings (loss) before fixed charges	$266,421		$(52,552)		$266,569		$317,405	$310,805
Interest expense	$237,848		$204,573		$181,637		$157,811	$154,850
Interest costs capitalized	11,498		26,864		53,456		59,167	36,260
Total fixed charges	249,346		231,437		235,093		216,978	191,110
Preferred dividends	69,468		73,451		71,426		58,292	56,419
Total fixed charges and preferred dividends	$318,814		$304,888		$306,519		$275,270	$247,529
Ratio of earnings to fixed charges	1.07		N/A	(2)	1.13		1.46	1.63
Ratio of earnings to fixed charges and preferred dividends	N/A	(1)	N/A	(3)	N/A	(4)	1.15	1.26

(1) N/A – the ratio is less than 1.0; deficit of $52.4 million exists for the year ended December 31, 2010. The calculation of earnings includes $346.8 million of non-cash depreciation expense.
(2) N/A – the ratio is less than 1.0; deficit of $284.0 million exists for the year ended December 31, 2009. The calculation of earnings includes $321.0 million of non-cash depreciation expense.
(3) N/A – the ratio is less than 1.0; deficit of $357.4 million exists for the year ended December 31, 2009. The calculation of earnings includes $321.0 million of non-cash depreciation expense.
(4) N/A – the ratio is less than 1.0; deficit of $40.0 million exists for the year ended December 31, 2008. The calculation of earnings includes $289.7 million of non-cash depreciation expense.